November 8, 2018

Joseph Army
Chief Executive Officer
Vapotherm, Inc.
100 Domain Drive
Exeter, NH 03833

       Re: Vapotherm, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed November 5, 2018
           File No. 333-227897

Dear Mr. Army:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Capitalization, page 62

1. Revise your calculation of total stockholders' equity and total capitalization so that they are mathematically accurate.

Dilution, page 64

2. We note the disclosure that your per share historical and pro forma net tangible book value of your common stock was $4.47 and $0.54 as of September 30, 2108 based upon 819,115 and 11,962,686 of your actual and pro forma common shares outstanding,
 Joseph Army
Vapotherm, Inc.
November 8, 2018
Page 2
      respectively. Please provide us your calculations of the historical and pro forma net tangible book value per share.

Consolidated Financial Statements
Consolidated Balance Sheets, page F-4

3. We note from Note 15 to the financial statements that holders of your preferred stock may redeem their shares at any time on or after the fifth anniversary of the original issue date.
      Revise the balance sheet and all other applicable sections of the filing to present these convertible redeemable preferred stock separate from your total stockholders' equity. See
      Rule 5-02(27) of Regulation S-X.
4. Revise the total for pro forma September 30, 2018 stockholders' equity so that it is mathematically accurate.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tara Harkins at 202-551-3639 or Lynn Dicker, Senior Accountant, at
202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Amanda Ravitz, Assistant Director, at
202-551-3412 with any other questions.



                                                            Sincerely,
FirstName LastNameJoseph Army
                                                            Division of
Corporation Finance
Comapany NameVapotherm, Inc.
                                                            Office of
Electronics and Machinery
November 8, 2018 Page 2
cc:       Steven A. Wilcox
FirstName LastName